UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40476

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Logistics Innovation Technologies Corp.

Full Name of Registrant

N/A

Former Name, if Applicable

3348 Peachtree Road, Suite 700

Address of Principal Executive Office (Street and Number)

Atlanta GA 30326

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Logistics Innovation Technologies Corp. (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”). The Company requires additional time to finalize the Company’s financial statements because the Company requires additional time to complete and review to ensure adequate disclosure of certain information required to be included in the 2021 Form 10-K. As a result, the Company is unable to file the 2021 Form 10-K by the prescribed due date without unreasonable effort or expense. While there can be no assurance, the Company anticipates that the 2021 Form 10-K will be filed as soon as practicable and in any event on or prior to the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Alan Gershenhorn	(678)	954-4822
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, the filing of the 2021 Form 10-K and the results of the ongoing review. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its 2021 Form 10-K within the fifteen-day extension permitted by the rules of the SEC, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

Logistics Innovation Technologies Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	By:	/s/ Alan Gershenhorn
Name: Alan Gershenhorn
Title: Chief Executive Officer and Chairman

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